

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2020

Lei Wang
Chief Executive Officer
Guardforce AI Co., Limited
96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi,
Bangkok 10210, Thailand

>   **Re: Guardforce AI Co., Limited**
>   **Amendment No. 1 to**
>   **Registration Statement on Form 20-F**
>   **Filed June 16, 2020**
>   **File No. 000-56154**

Dear Ms. Wang:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 20-F

Risk Factors, page 3

1.   Please add a risk factor to apprise investors of the risks associated with HFG acting as both an advisor to VCAB and a "finder" in the merger with the company.

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations
Other income, page 28

2.   We acknowledge your response to prior comment 7. Given the significance of your sundry income in 2019 to your pre-tax income, please revise your disclosure to provide

the underlying nature of this "sundry income" and, to the extent appropriate, provide some context as to whether or not it could recur.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at 202-551-3638 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance